CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

August 21, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:
China Yida Holding, Co.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended
December 31, 2011
and Documents Incorporated by Reference
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended
March 31, 2012
Filed July 26, 2012
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities and Exchange Commission dated August 6, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Amendment No. 2 to Form 10-K

Our Variable Interest Entity Agreements, page 4

1.
We note your response to comment 1 from our letter dated June 14, 2012.  Please explain your statement that “[t]he nature of the intercompany receivables and payables is to maintain the good relationship with banks.”  Explain what it is about the nature of the intercompany receivables and payables that leads to good relationships with the banks. Also explain why Fujian Jiaoguang, a non-operating variable interest entity, has the bank accounts through which intercompany receivables and payables are made rather than one of the company’s directly owned subsidiaries.  Identify who is the legal representative of Fujian Jiaoguang, who has control over Fujian Jiaoguang’s chops and who has access to the bank accounts, identifying their role, if any, with China Yida Holding, Co.  Revise your disclosure to explain the role of Fujian Jiaoguang in the company and the risks that result from the fact that a variable interest entity rather than a directly owned subsidiary fills this role.

Response:
The Company’s source of financing has been relying on large amount of bank loans. Therefore, it is critical for the Company to maintain a “good relationship” with banks, which includes opening savings accounts with the banks and maintaining active bank accounts. Although Fujian Jiaoguang no longer has revenues, its bank account still has to be maintained active with certain cash flows to support its expenses. As such, Fujian Jiaoguang transferred funds from and to the Company’s directly-owned subsidiaries, which resulted in part of the intercompany receivables and payables. Another significant portion of the intercompany receivable recorded at Fujian Jiaoguang represented payments that Fujian Jiaoguang paid on behalf of Jintai previously, which remained due from Jintai.  Nonetheless, since Fujian Jiaoguang is a variable interest entity subject to consolidation, the balances of its intercompany receivables and payables are eliminated against the corresponding account balances at the Company’s directly-owned subsidiaries at the consolidation level.

The Company does not hold equity interest in Fujian Jiaoguang, but is the primary beneficiary of it.  As mentioned above, since Fujian Jiaoguang is a variable interest entity, the “intercompany” refers to balances due to and from the Company’s directly-owned subsidiaries.  The balances of such “intercompany” accounts recorded at Fujian Jiaoguang’s stand-alone balance sheet are completely eliminated at the consolidation level.  The legal representative of Fujian Jiaoguang is Yanling Fan, the chief operating officer and director of the Company.  Fujian Jiaoguang’s corporate seals are managed and organized by management of the Company..  Fujian Jiaoguang is under the Company’s control and the Company’s CEO and CFO have access and authorized signatures of Fujian Jiaoguang’s bank accounts. We do not believe that additional disclosure of Fujian Jiaoguang is necessary since its financial position and operating results have been fully consolidated into the Company’s consolidated financial statements.

The risks that result from the fact that a variable interest entity rather than a directly owned subsidiary have been disclosed on page 19 of the Risk Factor under caption “WE HAVE A CONTRACTUAL RELATIONSHIP WITH FUJIAN JIAOGUANG MEDIA WHICH MAY BE IN NON-COMPLIANCE WITH PRC LAWS AND DOES NOT PROVIDE THE SAME OPERATIONAL CONTROL AS A DIRECT EQUITY INTEREST.”

2.
We also note that the intercompany receivables and payables referenced in your response to comment 1 do not address all of the assets and liabilities attributed to Fujian Jiaoguang. For example, the disclosure on page F-8 of your amended 10-K states that Fujian Jiaoguang had current liabilities of $10,011,732 as of December 31, 2011 and intercompany payables only represent $9,009,187 of that amount.  Please explain the nature of the other assets and liabilities attributed to Fujian Jiaoguang.

Response:	The difference of $1,002,545 was mainly comprised of $943,619 of short-term bank loan, which was disclosed in Note 9, Bank Loans, and $58,926 of accrued expenses.

Yunding Park, page 6

3.
We note your response to comment 2 from our letter dated June 14, 2012 and your statement that there is no contractual arrangement indicating that Fujian Yida should receive the revenue from the Yunding Park ticket sales.  However, your disclosure on page 6 indicates that “[u]nder the contractual arrangements with respect to Yunding Park, Fujian Yida is entitled to…” such payments.  Please revise this disclosure in future filings.

Response:
We have reviewed our response to your comment 2 from your letter dated June 14, 2012. In order to clarify our response and reconcile it with the disclosure in the Form 10-K/A, the Contractual Agreement is between Hong Kong Yi Tat and Yongtai County Government. Therefore, Hong Kong Yi Tat is entitled to receive the revenue under the contract. There is no agreement between Hong Kong Yi Tat and Fujian Yida regarding payment or entitlement to revenue under the Tourist Destination Cooperative Development Agreement or any other agreement. As stated on page 6 of our Form 10-K/A and as evidenced by the Tourist Destination Cooperative Development Agreement with Yongtai County Government dated November 2008 filed as Exhibit 10.19, there is a contractual arrangement with respect to Yunding Park between Hong Kong Yi Tat and Yongtai County Government.

Hong Kong Yi Tat incorporated Fujian Yida for handling the business operation and receiving revenues from the ticket sales at Yunding Park. Under the Tourist Destination Cooperative Development Agreement, Hong Kong Yi Tat is entitled to: (1) the ticket sales revenue, provided, that, we are required to pay a total of 5 million RMB ($790,000 USD) to the Yongtai County People’s Government over the course of the first 10 years of the Agreement; (2) the earnings excluding 5% of the actual ticket sales during that time in the second ten years; (3) the earnings excluding 6% of the actual ticket sales during that time in the third ten years and (4) the earnings excluding 7% of the actual ticket sales during that time in the fourth ten years. As of May 24, 2012, we have paid to the Yongtai County local government 3 million RMB. We plan to pay to the local government the remaining 2 million RMB by 2018. Hong Kong Yi Tat contributes the revenue to Fujian Yida, however, there is no contractual agreement in place that requires them to do so.

Properties, page 27

4.
We note your response to comment 4 from our letter dated June 14, 2012 and the new chart indicating that you have land use rights for the City of Caves, Yang-sheng Paradise, Ming Dynasty Entertainment World and Yunding Park locations.  However, the disclosure immediately preceding the chart on page 27 indicates that you have not yet obtained land use rights for The Yang-sheng Paradise and Ming Dynasty projects. We also note your disclosure on page 16 that you have not yet entered into any definitive contracts with local governments for land-use rights except for those obtained from Yongtai County Municipal Bureau. Please explain these discrepancies.

Response:
We have reviewed our response to comment 4 from your letter dated June 14, 2012 and the chart that we have included in the Form 10-K/A. The chart and our response is accurate. We have land use rights for City of Caves, Yang-sheng Paradise, Ming Dynasty Entertainment World and Yunding Park. In future filings, we will revise the disclosure immediately preceding the chart on page 27 and the disclosure on page 16 to be accurate and the describe the actual land-use rights that we have obtained.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer